FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 13, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES CONTRACT FOR ITS CHELYABINSK METALLURGICAL PLANT OAO SUBSIDIARY TO SUPPLY RAILS TO RUSSIAN RAILWAYS OAO

Moscow, Russia – November 13, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that a contract has been signed between its Chelyabinsk Metallurgical Plant OAO (CMP OAO) subsidiary and Russian Railways OAO (RZhD OAO) for the supply of rail products.  The agreement is in line with the long-term partnership agreement signed between Mechel OAO and RZhD OAO early this year.

Today, November 13, 2008, Russian Railways OAO President Vladimir Yakunin and Mechel OAO Chief Executive Officer Igor Zyuzin signed the contract for Chelyabinsk Metallurgical Plant OAO to supply rail products to RZhD OAO from 2010 to 2030.

Pursuant to the agreement between RZhD OAO and Mechel OAO signed on February 26, 2008, the total annual supply volume of rail products will be a minimum of 400,000 tonnes following achievement of the rail and structural steel mill’s full production capacity.

The new products will include high quality railroad rails up to 100 meters in length manufactured with the use of state of the art technologies for steel melting, rolling, tempering, straightening, finishing, and rail quality control. Technical solutions will enable manufacturing rails that surpass their world equivalents in a number of key parameters, which are determined by the climate conditions of the rail service in Russia.

As was announced earlier, Mechel will ensure obtaining the necessary certificates for safe use of the rails in the railway system and performing proving-ground tests. In addition, Mechel will work systematically under programs to enhance rail production technology.

To ensure a smooth production process at Mechel’s subsidiaries, RZhD OAO plans to continuously deliver the rolling stock, including its own rail carrying cars, to be used for shipping finished products.

“Signing the contract to supply rail product to RZhD OAO is the next step in implementing our long-term partnership program. To ensure its successful implementation of the program, Mechel collaborates with one of the world leaders — Danieli, Italian manufacturer of equipment, and Minmetals, China’s state-owned industrial corporation. In collaboration with these companies, Mechel is constructing a rail and structural steel mill at its Chelyabinsk Metallurgical Plant subsidiary and implementing unique technology, unparalleled in Russia, to produce high quality rails that conform to the most stringent requirements set by RZhD OAO. Mechel plans to invest more than US$500 million in the new production development,” Mechel OAO Chief Executive Officer Igor Zyuzin commented.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: November 13, 2008